SECURITIES AND EXCHANGE COMMISSION

Release No. IC-31943; 812-14593

Third Avenue Trust and Third Avenue Management LLC; Notice of Application and

Temporary Order

December 16, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application and a temporary order under Section 22(e)(3) of the

Investment Company Act of 1940 (the "Act").

Summary of Application: Applicants request a temporary order to permit Third Avenue

Focused Credit Fund (the "Fund"), a series of Third Avenue Trust (the "Trust"), to

suspend the right of redemption of its outstanding redeemable securities.

Applicants: The Trust, on behalf of the Fund, and Third Avenue Management LLC (the

"Adviser," together with the Trust, the "Applicants").

Filing Date: The application was filed on December 16, 2015.

Hearing or Notification of Hearing: Interested persons may request a hearing by writing

to the Commission's Secretary and serving Applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

pm on January 7, 2016, and should be accompanied by proof of service on Applicants, in

the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing

on the matter, the reason for the request, and the issues contested. Persons who wish to

be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Third Avenue Management LLC 622 Third Avenue, 32nd Floor, New York, NY 10017.

For Further Information, Contact: David Joire, Senior Special Counsel, at (202) 551-6866 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Background:

1.   The Adviser is the investment adviser to the Fund. The Adviser is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser managed assets of approximately $8 billion as of September 30, 2015.

2.   The Trust is a Delaware statutory trust and is registered with the Commission under the 1940 Act as an open-end management investment company with five series. Each series of the Trust has a different investment objective and different investment policies. The Fund is one such series.

3.   The Fund is a non-diversified open-end investment company. Its investment objective is to seek long-term total return, which may include investment returns from a combination of sources including capital appreciation, fees and interest income.

4.   The Fund has been subject to a significant level of redemption requests by the Fund's investors over the past six months. For example, the Fund has experienced a total of $1.1 billion in estimated net outflows for the year to date through December 9, 2015, which was more than 145% of its remaining net asset value at that date. In November 2015, the Fund experienced a total of $317 million in estimated net redemptions, and the Fund's Institutional Class net asset value per share fell from $7.81 to $7.08 and its Retail Class net asset value per share fell from $7.82 to $7.09.

5.   The ongoing reduction in liquidity in the Fund's portfolio securities is related to a number of factors, including an imbalance between selling interest and buying interest. The Fund increased its cash position to over $200 million by early December 2015 in anticipation of tax selling and other redemptions.

6.   During this period, Fund management also kept the Board of Trustees of the Trust (the "Board") informed and reevaluated contingency plans. On December 9, 2015, after considering the environment the Fund was in and the likelihood that incremental sales of portfolio securities to satisfy additional redemptions would have to be made at prices that would unfairly disadvantage all remaining shareholders, the Board determined that the fairest action on behalf of all shareholders would be to adopt a plan of liquidation. The Board determined to implement this plan by placing the remaining noncash assets in a liquidating trust for the benefit of all Fund shareholders and distributing available cash. Relief from the Commission in connection with the plan's implementation was not sought by the Fund and the Adviser.

7.   On December 9, 2015, the Board adopted a plan of liquidation for the Fund (the "Plan of Liquidation"), pursuant to which the Board declared two distributions,

one of the remaining net cash and one of the beneficial interests in a liquidating trust ("Liquidating Trust"). These distributions were scheduled to be paid on December 16, 2015. Interests in the Liquidating Trust would not trade and would, in general, be transferable only by operation of law. The Adviser would manage the Liquidating Trust's assets without charge and there would be periodic distributions from the Liquidating Trust as income is received and assets are sold at fair prices. All redemption requests as of December 9, 2015, were met by the Fund and the sales of the shares of the Fund were suspended as of December 10, 2015.

8.　　　Upon announcement of the Plan of Liquidation, the Commission staff expressed concerns during discussions with the Fund and the Adviser. In addition, the Fund received numerous inquiries from shareholders and intermediaries through which many shareholders hold their shares in the Fund. The Fund and the Adviser reviewed the pros and cons of alternatives with the Board at meetings held on December 12, 2015 and December 13, 2015, at which the Board authorized moving forward with an application for an order to suspend redemptions. On December 14, 2015, the Board met again and approved the cancellation and rescission of the distribution of beneficial interests in the Liquidating Trust and the reconveyance of the assets held in the Liquidating Trust to the Fund together with the assumption by the Fund of the liabilities previously assumed by the Liquidating Trust, conditioned upon receipt of the requested relief. The Board did not rescind the cash distribution, which will proceed on December 16, 2015, and also retained the Plan of Liquidation, pursuant to which the Fund will liquidate.

9.　　　Applicants state that approximately 65% of the value of the Fund's shares is held by shareholders in the Fund's Institutional Class, and the rest is held by investors in its Retail Class. If the relief is not granted, and the Fund is unable to suspend

redemptions, the institutional investors would likely be best positioned to take advantage

of any redemption opportunity, to the detriment of those investors – most likely, retail

investors – who remain in the Fund. These remaining investors would suffer a rapidly

declining net asset value and an even further diminished liquidity of the Fund's securities

portfolio. The relief would help avoid such an outcome.

       10.   Applicants also state that the Fund will not be engaged and does not

propose to engage, in any business activities other than those necessary for the winding-

up of its affairs. Applicants further state that relief permitting the Fund to suspend

redemptions in connection with its liquidation would permit the Fund to liquidate its

assets in an orderly manner and prevent the Fund from being forced to sell assets at

unreasonably low prices to meet redemptions.

Applicants' Legal Analysis:

       1.   Section 22(e)(1) of the Act provides that a registered investment company

may not suspend the right of redemption or postpone the date of payment or satisfaction

upon redemption of any redeemable security in accordance with its terms for more than

seven days after the tender of such security to the company or its designated agent except

for any period during which the New York Stock Exchange ("NYSE") is closed other

than customary week-end and holiday closings, or during which trading on the NYSE is

restricted.

       2.   Section 22(e)(3) of the Act provides that redemptions may be suspended

by a registered investment company for such other periods as the Commission may by

order permit for the protection of security holders of the registered investment company.

3.   Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the Act. Applicants assert that, in requesting an order by the Commission, the Board's goal is to ensure that the Fund's shareholders will be treated appropriately in view of the otherwise detrimental effect on the Fund of the ongoing reduction in the liquidity of the Fund's portfolio securities, the very recent extreme difficulty the Fund has encountered in selling portfolio securities at prices the Adviser deemed to be fair and the ongoing redemptions that the Fund expected. Applicants further state that the requested relief is intended to permit an orderly liquidation of the portfolio securities at what Applicants consider to be fair values and ensure that all of the shareholders of the Fund are protected in the process by allowing the realization of fair value for these investments.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

(1)   Pending liquidating distributions, the Fund will invest proceeds of cash dispositions of portfolio securities solely in U.S. government securities, cash equivalents, securities eligible for purchase by a registered money market fund with legal maturities not in excess of 90 days and, if determined to be necessary to protect the value of a portfolio position in a rights offering or other dilutive transaction, additional securities of the affected issuer.

(2)   The Fund will make liquidating cash distributions pro rata at least quarterly in an amount not less than all cash proceeds from dispositions of portfolio securities during such quarter not required to provide for liabilities, reserves, and for so

long as the Board determines that maintaining regulated investment company status

under subchapter M of the Internal Revenue Code of 1986, as amended, is important for

the protection of shareholders, the maintenance of diversification required for such tax

status.

(3)   The Fund and the Adviser will make and keep true, accurate and current

all appropriate records, including but not limited to those surrounding the events leading

to the requested relief, the plan for the orderly liquidation of Fund assets, the sale of Fund

portfolio securities, the distribution of Fund assets, and communications with

shareholders (including any complaints from shareholders and responses thereto).

(4)   The Fund and the Adviser will promptly make available to staff of the

Commission all files, books, records and personnel as requested, relating to the Fund and

the Liquidating Trust.

(5)   The Fund and the Adviser will provide periodic reporting to Commission

staff regarding the status of the liquidation and distributions.

(6)   Neither the Adviser nor any of its affiliates will receive any fee for

managing the Fund.

(7)   The Fund is in liquidation and will not be engaged and does not propose to

engage in any business activities other than those necessary for the protection of its

assets, the protection of shareholders and the winding-up of its affairs.

(8)   The Adviser will appropriately convey accurate and timely information to

shareholders of the Fund with regard to the status of the Fund and its liquidation on the

Adviser's website, including without limitation information concerning the dates and amounts of distributions, press releases, and periodic reports, and will maintain a toll-free number to respond to shareholder inquiries.

(9)   The Fund and the Adviser shall consult with Commission staff prior to making any material amendments to the Plan of Liquidation.

(10)   The Fund will comply with the requirements of Section 30 of the Act and the rules thereunder and will file a report containing a liquidation audit, i.e., audited financial statements dated as of or near the final distribution date, promptly following the Fund's final liquidating distribution.

(11)   The Fund and the Adviser will comply with all provisions of the Federal securities laws.

(12)   The relief granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or legal proceedings involving or against the Applicants.

Commission Finding:

Based on the representations and conditions in the application, the Commission permits the temporary suspension of the right of redemption for the protection of the Fund's security holders. Under the circumstances described in the application, which require immediate action to protect the Fund's security holders, the Commission concludes that it is not practicable to give notice or an opportunity to request a hearing before issuing the order.

IT IS ORDERED, pursuant to Section 22(e)(3) of the Act, that the requested relief from Section 22(e) of the Act is granted with respect to the Fund until it has liquidated, or until the Commission rescinds the order granted herein. This order shall be in effect as of

December 16, 2015, with suspension of redemption requests as requested by the

Applicants to be effective as of December 10, 2015.

    By the Commission.

                    Brent J. Fields
                    Secretary